Filed by Essendant Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Filer: Essendant Inc.

Subject Company: Essendant Inc.

SEC File No.: 333-225511

Date: September 10, 2018

ESSENDANT BOARD DETERMINES STAPLES OFFER CONSTITUTES A “SUPERIOR PROPOSAL” TO S.P. RICHARDS TRANSACTION

DEERFIELD, Ill., – September 10, 2018 – Essendant, Inc. (NASDAQ: ESND) today announced that its Board of Directors, after consultation with Essendant’s legal and financial advisors, has determined that the proposal from Staples, Inc. (“Staples”) to acquire all of the outstanding shares of Essendant common stock for $12.80 per share in cash (the “Staples proposal”) constitutes a “Superior Proposal” as defined in Essendant’s previously announced merger agreement with Genuine Parts Company (NYSE: GPC) (“GPC”). Staples previously submitted an unsolicited offer on April 17, 2018, which it reaffirmed on September 4, 2018, to acquire all of the outstanding shares of Essendant common stock for $11.50 per share in cash. As part of its current proposal, Staples delivered to Essendant a merger agreement signed by Staples.

As previously announced, Essendant and GPC entered into a definitive merger agreement on April 12, 2018, in which Essendant agreed to combine with GPC’s S.P. Richards business (the “S.P. Richards merger agreement”).

Essendant is delivering notice to GPC of the Board’s determination that the Staples proposal constitutes a Superior Proposal and intends to terminate the S.P. Richards merger to enter into the merger agreement with Staples. Under the terms of the S.P. Richards merger agreement, such notice commences a three business day period, during which the Essendant Board may not change its recommendation that shareholders vote in favor of the S.P. Richards transaction nor terminate the S.P. Richards merger agreement. During this period, GPC has the right to propose amendments to the terms of the S.P. Richards merger agreement.

There can be no assurance that the Staples proposal will result in the consummation of a transaction. Further, there can be no assurance that GPC will propose any adjustments to the S.P. Richards merger agreement. At this time, Essendant remains subject to the S.P. Richards merger agreement and the Essendant Board has not changed its recommendation with respect to the S.P. Richards transaction, nor has it made any recommendation with respect to the Staples proposal.

Citigroup Global Markets Inc. is acting as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to Essendant.

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Cautionary Statement

This press release contains forward-looking statements, including statements regarding the proposed business combination transaction between Essendant Inc. (“Essendant”) and Genuine Parts Company (“GPC”) in which GPC will separate its Business Products Group and combine this business with Essendant. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant or the combined company following the proposed transaction with GPC, the anticipated benefits of the proposed transaction with GPC, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here, including but not limited to: the ability of Essendant and GPC to receive the required regulatory approvals for the proposed transaction and approval of Essendant’s stockholders and to satisfy the other conditions to the closing of the transaction with GPC on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Essendant and GPC to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction with GPC on the market price of Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance; risks relating to the value of the Essendant shares to be issued in the transaction with GPC, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction with GPC cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed transaction with GPC; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Essendant and GPC’s S.P. Richards business will be greater than expected; and the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction with GPC or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. It is not possible to anticipate or foresee all risks and uncertainties, and investors should not consider any list of risks and uncertainties to be exhaustive or complete. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Essendant’s and GPC’s statements and reports on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Essendant and/or GPC from time to time. The forward-looking information herein is given as of this date only, and neither Essendant nor GPC undertakes any obligation to revise or update it.

Additional Information

The proposed transaction involving Essendant and GPC is being submitted to the stockholders of Essendant for their consideration. In connection with the proposed transaction, Essendant filed with the SEC a registration statement on Form S-4 (File No. 333-225511) containing a proxy statement/prospectus of Essendant, and Rhino SpinCo, Inc., a wholly-owned subsidiary of GPC created for the proposed transaction (“SpinCo”), filed with the SEC a registration statement on Form 10. Essendant’s proxy statement/prospectus has been declared effective by the SEC, and Essendant may file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the registration statements and the proxy statement/prospectus free of charge from the SEC’s website or from Essendant or GPC. The documents filed by Essendant with the SEC may be obtained free of charge at Essendant’s website at www.essendant.com, at the SEC’s website at www.sec.gov or by contacting Essendant’s Investor Relations Department at (847) 627-2900. The documents filed by SpinCo with the SEC may be obtained free of charge at GPC’s website at www.genpt.com, at the SEC’s website at www.sec.gov or by contacting GPC’s Investor Relations Department at (678) 934-5000.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

About Essendant

Essendant Inc. is a leading national distributor of workplace items, with 2017 net sales of $5.0 billion. The company provides access to a broad assortment of over 170,000 items, including janitorial and breakroom supplies, technology products, traditional office products, industrial supplies, cut sheet paper products, automotive products and office furniture. Essendant serves a diverse group of customers, including independent resellers, national resellers and e-commerce businesses. The Company’s network of distribution centers enables the Company to ship most products overnight to more than ninety percent of the U.S.

Contacts

Janet Zelenka – Senior Vice President and CFO – (847) 627-7000

Ryon Wharton – Vice President Finance and Investor Relations – (847) 627-2900

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